EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited (Ticker: GLNG)

Reference is made to the first quarter 2026 report released on May 20, 2026. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on June 10, 2026.  The record date will be June 1, 2026.

Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: May 29, 2026
  Ex-date: June 1, 2026 (same as record date per primary Nasdaq listing requirements)
  Record date: June 1, 2026
  Payment date: On June 10, 2026. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on June 12, 2026.

Golar LNG Limited
Hamilton, Bermuda
May 20, 2026

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act